Exhibit 99.1

Zhangmen Education Inc. Announces Extraordinary General Meeting

SHANGHAI, China – September 28, 2023 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), an online education company in China, today announced it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on November 1, 2023 at 10:00 AM (China Standard Time) at the Company’s principal executive offices at No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, China for the Company’s shareholders to consider and vote on, among other things, a proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated July 28, 2023, by and among the Company, Ultimate Vitor II Holdings Limited (“Parent”) and Summit Lustre Limited (“Merger Sub”), a wholly owned subsidiary of Parent; the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”); and the transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately held company and its ordinary shares would no longer be listed on the Nasdaq Global Select Market. In addition, the Company’s ordinary shares would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

If the Merger is approved by the Company’s shareholders at the EGM, subject to the terms and conditions of the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a privately-held, wholly-owned subsidiary of Parent (the “Merger”). If the Merger is completed, the American depositary shares (the “ADSs”) of the Company, each of which represents seventy-two (72) Class A ordinary shares, par value of US$0.00001, of the Company (each a “Class A Share”, together with each Class B ordinary share, par value $0.00001 per share, of the Company, each an “Ordinary Share”), will no longer be quoted on the OTC Market and the ADS program of the Company will terminate. In addition, the Company’s ADSs and Ordinary Shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent and disinterested directors established by the Board, authorized and approved the execution, delivery, and performance of the Merger Agreement, the Plan of Merger; and the consummation of the Transactions, including the Merger. The Board has recommended that holders of the ADSs and Ordinary Shares vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger at the EGM.

Holders of record of Ordinary Shares as of the close of business in the Cayman Islands on October 25, 2023 will be entitled to attend and vote at the EGM and any adjournment thereof in person or by proxy. Holder of ADSs as of the close of business in New York City on September 29, 2023 will be entitled to instruct Citibank, N.A., as ADS depositary, to vote the Ordinary Shares represented by the ADSs at the EGM.

Additional information regarding the EGM, the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, can be found in the transaction statement on Schedule 13E-3 (the “Schedule 13E-3”), which includes a proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), as amended, filed by the Company and the other filing persons named therein with the Securities and Exchange Commission (“SEC”). The full Schedule 13E-3 and the exhibits thereto, including the Proxy Statement, are available at the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials including the Proxy Statement will be mailed to holders of ADSs and holders of record of Ordinary Shares. Requests for additional copies of the Proxy Statement should be directed to the Company at +86-16628513671 or by email at ir@zhangmen.com.

Holders of ADSs and holders of record of Ordinary Shares are urged to read, carefully and in their entirety, these materials and any other materials that may be filed with or furnished to the SEC when they become available, as they contain important information about the Company, the Merger and related matters.

The Company and certain of its directors, executive officers, and other members of management and employees may, under rules of the SEC, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the EGM. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 and the Proxy Statement.

This announcement is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is an online education company in China providing quality-oriented education to students. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com